JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

09045682

**US SEC EXEMPTION
FILE NO. 82-3572**

26 February 2009

RECEIVED
2009 MAR 26 A 10:05

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

SUPPL

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find attached a copy of the following documents:

1. SEC Form 17-C of JG Summit Holdings, Inc. dated January 28, 2009 regarding the change in shareholdings of a director.
2. SEC Form 17-C of JG Summit Holdings, Inc. dated February 20, 2009 regarding the retirement of a director and officer.

Thank you very much.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

3/2

FILE

COVER SHEET

1 8 4 0 4 4

SEC Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43rd Floor, Robinsons Equitable Tower, ADB Avenue corner Poveda Road, Ortigas Center, Pasig City

(Business Address: No. Street City/Town/Province)

Atty. Rosalinda F. Rivera
Corporate Secretary

(Contact Person)

633-7631 to 40

(Company Telephone Number)

1 2 3 1

Month *Day*
(Fiscal Year)

17-C

(Form Type)

Second Thursday of June

Month *Day*
(Annual Meeting)

Change in shareholdings of a director

N/A

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

JAN 2 8 2009
RECEIVED SUBJECT TO REVIEW OF FORM AND CONTENTS

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **January 28, 2009**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. NA
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. Item 9 – Other Events

Please see attached letter of JG Summit Holdings, Inc. ("Company") to the Philippine Stock Exchange dated January 27, 2009 regarding the sale by Mr. Ignacio O. Gotao, Director and Senior Vice President of the Company, of 7,000,000 common shares of the Company.

- 0 -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Issuer)

January 28, 2009
(Date)

Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/mhd

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631 to 40, 240-8801 FAX NO.: 633-9207, 240-9106

January 27, 2009

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Atty. Pete M. Malabanan
Head, Disclosure Department

Gentlemen:

In compliance with Section 13.1 of the Revised Disclosure Rules of the Exchange, please be advised that Mr. Ignacio O. Gotao, Director and Senior Vice President of JG Summit Holdings, Inc. (the "Corporation"), sold 7,000,000 common shares of the Corporation on January 20, 2009.

As a result of the above-mentioned sale, the present shareholdings of Mr. Ignacio O. Gotao in the Corporation is 22,882,114 common shares.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

COVER SHEET

1	8	4	0	4	4

SEC Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

43rd Floor, Robinsons Equitable Tower, ADB Avenue corner Poveda Road, Ortigas Center, Pasig City

(Business Address: No. Street City/Town/Province)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Contact Person)

633-7631 to 40
(Company Telephone Number)

12 | 31
Month *Day*
(Fiscal Year)

17-C
(Form Type)

Second Thursday of June
Month *Day*
(Annual Meeting)

Retirement of a director and officer

N/A
(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. **February 20, 2009**
(Date of Report)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of issuer as specified in its charter)

5. **Metro Manila, Philippines**
(Province, country or other jurisdiction of incorporation)

6. (SEC Use Only)
Industry Classification Code:

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City**
(Address of principal office)
1600
(Postal Code)

8. **(632) 633-7631 to 40**
(Issuer's Tel. No., including area code)

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA:

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please be advised that Mr. Ignacio O. Gotao has retired as a director and Senior Vice President of JG Summit Holdings, Inc.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

February 20, 2009
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/jbb/